Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: November 21, 2014

MEDTRONIC PROFIT FORECAST

November 20, 2014

Dear Covidien Shareholder

On June 15, 2014, Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) announced that they had entered into a definitive agreement pursuant to which Medtronic Holdings Limited, a new holding company incorporated in Ireland that will be renamed Medtronic plc (“New Medtronic”), will acquire Covidien and Medtronic (the “Transaction”). On November 20, 2014, New Medtronic filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 5 to its registration statement on Form S-4 in connection with the Transaction, which included a joint proxy statement of Medtronic and Covidien that also serves as a prospectus of New Medtronic (the “Joint Proxy Statement/Prospectus”). The Form S-4 was declared effective on November 20, 2014, and the Joint Proxy Statement/Prospectus is included along with this letter.

As Covidien is an Irish incorporated company, the Transaction is subject to the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”). In accordance with the Irish Takeover Rules, where Medtronic or Covidien gives earnings guidance (known as a “profit forecast” under the Irish Takeover Rules), that profit forecast must be repeated in the proxy statement sent to Covidien shareholders and certain attestations to that profit forecast must also be provided.

As Medtronic and Covidien have previously publicly disclosed profit forecasts for the financial years ending April 24, 2015 and September 26, 2014 respectively, these profit forecasts have been repeated in the Joint Proxy Statement/Prospectus on pages 473 through 476. The Medtronic profit forecast is also repeated in this letter. The Covidien profit forecast is set out in a separate document which has been issued by Covidien and which accompanies this document.

In addition, included with this letter are reports required by the Irish Takeover Rules from Medtronic’s reporting accountants, the Irish firm of PricewaterhouseCoopers, confirming that the Medtronic profit forecast has been properly compiled on the basis of the assumptions set forth in the profit forecast and the basis of accounting used is consistent with the accounting policies of Medtronic, and Medtronic’s financial advisor, Perella Weinberg Partners LP, confirming that the Medtronic profit forecast has been prepared with due care and consideration.

Very truly yours,

Gary Ellis

Chief Financial Officer

Medtronic, Inc.

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Joint Proxy Statement/Prospectus.

Consent

Each of PricewaterhouseCoopers and Perella Weinberg Partners LP has given and has not withdrawn its consent to the inclusion in this document of the references to its name in the form and context in which they appear.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Filed with the SEC

New Medtronic has filed with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement was declared effective by the SEC on November 20, 2014. Medtronic and Covidien plan to promptly mail to their respective shareholders (and to Covidien Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (which includes the Scheme Circular and Explanatory Statement) in connection with the Transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien with the SEC by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Participants in the Solicitation

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Statements Required by the Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP which is a registered broker dealer with the SEC, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of Covidien or Medtronic, all “dealings” in any “relevant securities” of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Covidien by Medtronic or “relevant securities” of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

About Medtronic

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology—alleviating pain, restoring health, and extending life for millions of people around the world.

About Covidien

Covidien is a global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries. Please visit www.covidien.com to learn more about Covidien’s business.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the Transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Medtronic Profit Forecast

Profit Forecast including Bases and Assumptions

1.	General

Medtronic, Inc. issued the following guidance in a public statement on November 18, 2014 within its second quarter earnings release for fiscal year 2015:

“In fiscal year 2015, the company now expects revenue growth in the range of 4 to 5 percent on a constant currency basis, which is at the upper end of the company’s previously stated range of 3 to 5 percent. For fiscal year 2015, the company continues to expect diluted non-GAAP EPS in the range of $4.00 to $4.10, which implies annual diluted non-GAAP EPS growth in the range of 7 to 10 percent after adjusting for the expected impact from foreign currency.”

*	Diluted EPS is a non-GAAP measure and represents GAAP diluted earnings per share adjusted for material one-time items, net of any tax impact, such as special charges, net restructuring charges, certain net litigation charges or net acquisition-related items, and certain one-time tax adjustments, in each case consistent with prior practice.

The guidance above regarding diluted earnings per share for the year ending April 24, 2015 constitutes a profit forecast (“Medtronic Profit Forecast”) for the purposes of Rule 28 of the Takeover Rules.

2.	Basis of preparation

The Medtronic Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Medtronic which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the three months ended July 25, 2014, and those expected to be adopted in the financial statements for the six months ending October 24, 2014 and for the year ending April 24, 2015.

The Medtronic Profit Forecast does not take into account any effects of the proposed acquisition of Covidien plc (including any contingent success fees payable on the completion of the Transaction).

3.	Assumptions

The principal assumptions upon which the Medtronic Profit Forecast is based are set out below:

The assumptions that are within Medtronic’s control are:

•	There will be no material future acquisitions, disposals, partnerships, in-license transactions or changes to the Company’s existing capital structure.

•	There will be no material further restructurings.

•	There will be no further redemption of shares after October 24, 2014 other than those approved as part of Medtronic’s June 2013 share redemption programs.

The assumptions that are not within Medtronic’s influence or control are:

•	There will be no material change in the ownership of and control of Medtronic.

•	No account has been taken of any contingent costs payable by Medtronic in respect of any such transaction.

•	There will be no material change in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Medtronic operates or trades which would materially affect Medtronic’s business.

•	There will be no material adverse events that affect Medtronic’s key products, including adverse regulatory and clinical findings or publications, product recalls, product liability claims, any unanticipated loss of patent protection.

•	There will be no adverse outcome to any litigation or government investigation.

•	There will be no business interruptions that materially affect Medtronic, its key customers or key suppliers in any of its major markets.

•	There will be no material change to Medtronic customers’ obligations or their ability or willingness to meet their obligations to Medtronic from that currently anticipated by the Medtronic Directors.

•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements from those currently prevailing that would have a material impact on Medtronic’s operations or its accounting policies.

Reports on Medtronic Profit Forecast

The reports on the Medtronic Profit Forecast as required by Rule 28.3 of the Takeover Rules have been prepared by (i) PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland and (ii) Perella Weinberg Partners LP. Copies of their respective reports are included at Appendix I and Appendix II of this letter.

Appendix I

Report of PricewaterhouseCoopers on Medtronic Profit Forecast

The Directors

Medtronic, Inc

710 Medtronic Parkway

Minneapolis

MN 55432

United States of America

Perella Weinberg Partners

767 Fifth Avenue

New York

NY 10153

United States of America

20 November 2014

Dear Sirs

Medtronic, Inc

We report on the profit forecast comprising the statement by Medtronic, Inc (“Medtronic”) in respect of non-GAAP diluted earnings per share for the year ending 24 April 2015 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based, are set out in the Medtronic Profit Forecast document to be issued by Medtronic in which this letter is included (the “Profit Forecast Document”).

This report is required by Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules, 2013 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of Medtronic to prepare the Profit Forecast in accordance with the requirements of the Rules.

It is our responsibility to form an opinion as required by Rule 28.3(a) of the Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 28.3(a) of the Rules to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

      PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland, I.D.E. Box No. 137

      PricewaterhouseCoopers is authorised by the Institute of Chartered Accountants in Ireland to carry on investment business.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in the Profit Forecast Document and is based on the unaudited interim financial results for the three months ended 25 July 2014 and a nine month forecast to 24 April 2015. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of Medtronic.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of Medtronic. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the directors of Medtronic, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the directors of Medtronic which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the directors of Medtronic appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work on the Profit Forecast does not constitute an audit. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) nor does it constitute an examination, compilation or review under those standards and accordingly, it should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the directors of Medtronic and the basis of accounting used is consistent with the accounting policies of Medtronic.

Yours faithfully

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Appendix II

Report of Perella Weinberg Partners LP on Medtronic Profit Forecast

Perella Weinberg Partners LP

767 Fifth Avenue

New York

NY 10153

USA

To:

The Board of Directors

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis

MN 55432

USA

18 November 2014

Dear Sirs

REPORT ON THE PROFIT FORECAST OF MEDTRONIC, INC. (“THE COMPANY”)

We refer to the profit forecast made by the Company for the Company’s group, being the statement made by the Company on November 18, 2014 within its second quarter earnings release for fiscal year 2015 that:

“For fiscal year 2015, the company continues to expect diluted non-GAAP EPS in the range of $4.00 to $4.10, which implies annual diluted non-GAAP EPS growth in the range of 7 to 10 percent after adjusting for the expected impact from foreign currency.”

(the “Profit Forecast”)

We have discussed the Profit Forecast and the bases and assumptions on which it is made with the Company’s senior management and with PricewaterhouseCoopers LLP (“PwC”), the Company’s reporting accountants. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with the Company’s senior management and with PwC. We have also considered the report on the Profit Forecast prepared by PwC for the inclusion in the circular to be sent to the shareholders of Covidien plc (the “Scheme Circular”) and the draft private diligence report issued by PwC dated November 18, 2014 setting out: (a) the results of PwC’s review of the financial information on which the Profit Forecast is based; (b) a commentary on any significant features or trends which PwC were able to discern; and (c) a review of, and commentary on, the estimates and assumptions made or adopted, dated the same date as above from PwC addressed to you and to us on these matters.

We have relied upon the accuracy and completeness of all the financial and other information discussed with us, whether during the teleconference meetings with either PwC or PwC and the Company’s senior management held on September 18, November 11 and November 14, 2014 or as otherwise presented to us, and have assumed the accuracy and completeness of all such information provided to us for the purposes of providing this letter. You have confirmed to us that all information relevant to the Profit Forecast has been disclosed to us.

We also note that the Board has acknowledged and confirmed that the Profit Forecast was prepared after due and careful consideration, the financial statements were made in a manner consistent with the Company’s reporting standards and the assumptions were reasonable. The Board also acknowledged and confirmed that it has reviewed the Profit Forecast, and that it is solely responsible for the Profit Forecast and the assumptions on which it is based, as set out in Part 4 of the Scheme Circular.

Further, in a letter sent by the management of the Company (“Management”) addressed to PwC and Perella Weinberg LP dated November 18, 2014 (the “Representation Letter”), Management has acknowledged and confirmed that the Profit Forecast has been properly compiled based on assumptions which Management consider are realistic, take account of committed expenditure and reflect the likely outcome of the Medtronic group’s business in the period. The Representation Letter also confirms that the Board has approved the Profit Forecast, together with the assumptions and representations in the Representation Letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you, as directors of the Company are solely responsible, has been made with due care and consideration.

This letter is provided to you solely in connection with Rule 28.3(b) and Rule 28.4 of the Irish Takeover Rules and for no other purpose. No person other than the directors of the Company can rely on the contents of this letter and to the fullest extent permitted by law, we exclude all liability to any other person other than to you, the directors of the Company, in respect of this letter or the work undertaken in connection with this letter.

We have given and have not withdrawn our consent to the publication of this letter accompanying the Profit Forecast.

Yours faithfully

/s/ Perella Weinberg Partners LP

Perella Weinberg Partners LP